United States securities and exchange commission logo





                           March 30, 2022

       Thomas Terwilliger
       Chief Executive Officer
       WINNERS, INC.
       1180 North Town Center Drive Suite 100 #1079
       Las Vegas, NV 89144

                                                        Re: WINNERS, INC.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed on March 25,
2022
                                                            File No. 024-11355

       Dear Mr. Terwilliger:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services